MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements and the related notes thereto included elsewhere herein. This Management Discussion and Analysis as of November 6, 2006 provides information on the activities of ViRexx Medical Corp. (“ViRexx” or the “Company”) on a consolidated basis. All amounts are expressed in Canadian dollars unless otherwise noted.

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx Medical Corp. see Note 15 to the audited Consolidated Financial Statements for the year ended December 31, 2005. Note 15 to the Consolidated Financial Statements provides a reconciliation of our Consolidated Financial Statements to U.S. GAAP.

OVERVIEW

ViRexx is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. ViRexx’s most advanced programs include product candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumors.

ViRexx currently has three platform technologies; AIT™ (antibody-based immunotherapy), T-ACT™ (targeted-autothrombogenic cancer therapy) and Chimigen™, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT™ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials (IMPACT I and IMPACT II) being conducted at more than 60 sites in the United States. ViRexx has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb in its territory.

In the third quarter of 2006, our licensee, Unither continued monitoring relapses from IMPACT I and IMPACT II for OvaRex® MAb treatment in what is known as the “watchful waiting period” for ovarian cancer patients. Data analysis from these two pivotal trials will occur once 118 relapses have been recorded in each trial. It is estimated that IMPACT II will have its 118th relapsed patient in the first half of 2007, while IMPACT I will attain its 118th relapsed patient at an earlier date.

T-ACT™ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to hypervascular tumours, leading to tumour tissue starvation and death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver. The phase I study of Occlusin™ 50 Injection is being conducted at the Toronto General Hospital and at the Foothills Hospital in Calgary. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the palliative treatment of cancer of the liver. The enrolment of patients in this study is continuing and the results obtained to date with this investigational product are promising. Partnering discussions are ongoing with several companies interested in Occlusin™ 50 Injection, specifically for licensing territories in Asia. The T-ACT™ platform has expanded to include the development of an embolotherapeutic device to treat uterine fibroids. The path to regulatory approval of a medical device is considerably shorter than that for a drug or biologic.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B Vaccine, an immunotherapeutic agent for the treatment of patients chronically infected with hepatitis B virus. ViRexx completed a Phase I study of HepaVaxx B Vaccine in 15 normal, healthy volunteers. There were no significant adverse events associated with the treatment. The trial was conducted at the McGill University Health Center’s Vaccine Study Center in Montreal, Canada. The evaluation of the volunteers’ immune responses to treatment with HepaVaxx B Vaccine is currently ongoing.

In addition, the Company has expanded the development of its Chimigen™ vaccine platform into the area of biodefense. ViRexx recently announced research collaborations with Defense Research and Development Canada-Suffield (“DRDC-Suffield”) in developing Chimigen™ vaccines for use in the biodefense area. The development of Chimigen™ vaccine candidates for biodefense purposes is currently in progress at ViRexx laboratories. These vaccine candidates are being tested for efficacy in experimental models at DRDC-Suffield. The Company is also actively seeking development contracts with the U.S. Department of Defence and National Institute of Health in the areas of biodefense and pandemic threats.

HIGHLIGHTS

	For third quarter ended		For year to date nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Research & Development Costs	$1,505,654	$1,290,690	$4,524,977	$3,279,150
Net Loss	(3,364,719)	(2,005,191)	(8,999,368)	(5,716,701)
Loss per share	(0.05)	(0.04)	(0.13)	(0.10)
Ending Cash and Cash Equivalents	$10,922,341	$8,319,266	$10,922,341	$8,319,266

For the third quarter, the net loss was $3,364,719 or ($0.05) per share as compared to $2,005,191 or ($0.04) per share for the three months ended September 30, 2006 and 2005 respectively. On a year-to-date basis, the Company recorded a net loss of $8,999,368 or ($0.13) per share, as compared to $5,716,701 or ($0.10) per share for the nine months of 2006 and 2005, respectively. The change in the Company’s net loss for the third quarter and on a year-to-date basis are mainly attributable to the following:

•	Additional preclinical and clinical trial costs related to the HepaVaxx B product candidate in order to complete a Phase I clinical trial.

•	Increased costs for process development related to manufacturing Occlusin’500 Artificial Embolization Device for the treatment of uterine fibroids.

•
The formation of a dedicated commercialization team for OvaRex® MAb, expanding efforts to ensure world wide protection of the intellectual property within the AIT’ platform, as well as increased activities focused on establishing partnerships for the ViRexx European territories.

•	Initiated business development activities to pursue licensing agreements for OvaRex® MAb in Europe and for T-ACT’ and Chimigen™ product candidates in Asia-Pacific.

•	Accrued bonus for ViRexx’s former CEO and founder, Dr. Antoine Noujaim who passed away July 2, 2006.

•	Additional stock exchange and related fees in support of becoming listed on the American Stock Exchange.

•	Increased investor relations focus on marketing Virexx to investors and the investment banking community.

During the third quarter of 2006, research and development costs for the Chimigen™ platform were offset by a $49,262 financial contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP). On a year-to-date basis the Company has received a total of $137,440 in government contribution.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

Prior to the third quarter, the Company strengthened its balance sheet by completing a private placement of 800,000 units for gross proceeds of $1,000,000. A private placement for gross proceeds $12,000,000 was also completed in February 2006. The Company maintained its strong liquidity position in the third quarter of 2006 with cash and cash equivalents of $10,922,341 compared to $5,571,850 as at December 31, 2005.

RESULTS OF OPERATIONS

For the third quarter, the net loss was $3,364,719 or ($0.05) per share as compared to $2,005,191 or ($0.04) per share for 2006 and 2005, respectively. On a year-to-date basis, the Company recorded a net loss of $8,999,368 or ($0.13) per share, as compared to $5,716,701 or ($0.10) per share for the nine months of 2006 and 2005, respectively. The changes in the Company’s net loss for the third quarter and on a year-to-date basis compared to the prior year are due primarily to the following:

Research and Development

	For third quarter ended		For year to date nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Contract research costs	$64,262	$141,707	$535,094	$331,420
Clinical trial costs	207,124	(11,871)	381,751	29,708
Clinical material manufacturing costs	173,689	348,937	291,925	552,131
Employee related costs	710,318	444,809	2,021,600	1,363,882
Other R&D costs	350,261	367,108	1,294,607	1,002,009
	$1,505,654	$1,290,690	$4,524,977	$3,279,150

Research and development expenses for the third quarter ended 2006 were $1,505,654 compared to the same period in 2005 of $1,290,690, an increase of $214,964 or 17%. On a year-to-date basis to September 30, research and development expenses were $4,524,977 and $3,279,150 for 2006 and 2005 respectively, and increase of $1,245,827 or 38%. This increase is due primarily to additional toxicology testing for HepaVaxx B clinical studies and development of the Occlusin™ 500 Artificial Embolization Device. Additional costs were also incurred for the following areas:

•	Continued development of Occlusin™ 50 Injection.

•	Preclinical studies for a Chimigen™ vaccine candidate for Hepatitis C.

•	Development costs for Chimigen™ vaccines for biodefense applications.

•	Initiating manufacturing activities in Europe for OvaRex® MAb.

•	Research allocated portion of accrued bonus for ViRexx’s former CEO and founder, Dr. Antoine Noujaim who passed away July 2, 2006.

Government Assistance

	For third quarter ended		For year to date nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
National Research Council (IRAP)	$49,262	$-	$137,440	$45,000

Government assistance awarded for the third quarter 2006, was $49,262 and $137,440 on a year-to-date basis. The Company, in collaboration with DRDC-Suffield, is actively pursuing development contracts with the U.S. Department of Defence and National Institute of Health with a particular focus on the potential of the for Chimigen™ vaccines technology in addressing biodefense and pandemic threats.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

Corporate Administration

	For third quarter ended		For year to date nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Business development costs	$139,026	$-	$540,722	$-
Employee related costs	498,963	191,494	1,096,745	841,534
Other administration costs	660,653	525,243	1,900,304	1,484,209
	$1,298,642	$716,737	$3,537,771	$2,325,743
Corporate administration expenses for the third quarter ended, totalled $1,298,642, an increase of $581,905 from $716,737 in the third quarter of 2005. On a year-to-date basis to September 30, 2006, corporate administration expenses totalled $3,537,771 compared to $2,325,743 year-to-date, 2005. The $1,212,028 increase is primarily attributable to the following areas:

•
$540,722 for business development relating to negotiations with potential manufacturers and distributors of OvaRex® MAb for European territories, and licensing rights discussions with Asia-Pacific companies regarding HepaVaxx B and Occlusin™ 50 Injection.

•
$88,052 represents investor relations costs in support of creating more awareness of ViRexx in both the U.S. and Canada. Investor relations activities in the second quarter included presentations in Maryland, Toronto, Monaco, San Francisco and New York.

•	$117,100 for stock exchange and related fees incurred with becoming a U.S. publicly listed company.

•	$120,000 administration allocated portion of accrued bonus for ViRexx’s former CEO and founder, Dr. Antoine Noujaim who passed away July 2, 2006.

SUBSEQUENT EVENT

Subsequent to September 30, 2006, ViRexx entered into multiple agreements with Defiante Farmaceutica, Lda. (“Defiante”) and Tecnogen S.C.p.A. (“Tecnogen”), both subsidiaries of Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) of Rome, Italy. With these agreements, Sigma-Tau has retained the rights to license and supply OvaRex® MAb in the U.K., France, Sweden, Finland, the Netherlands, the Republic of Ireland, Denmark, Belgium and Luxembourg. As part of the agreements, and pending final ratification of the Manufacturing and Supply Agreement by Tecnogen’s Board of Directors which next meets in January 2007, Tecnogen will manufacture and supply OvaRex® MAb for Defiante and ViRexx’s existing European licensing partners, Dompé International of Italy and GENESIS Pharma of Greece.

The agreement results in a net effective royalty of approximately 25% to ViRexx on net sales of OvaRex® MAb in the European and Middle Eastern countries. Under the terms of the agreements, Defiante will purchase approximately $6.5 million CDN in newly issued shares of ViRexx Medical Corp. Defiante will immediately purchase 1,818,181 units of ViRexx at a price of $1.10 CDN per unit, for proceeds to ViRexx of $2.0 million CDN. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles Defiante to purchase one common share of ViRexx at a price of $1.25 CDN for a period of 24 months. Other milestones include share purchases (at an average trading price of shares on the American Stock Exchange over the previous 15 trading days prior to the date of milestone achievement):

•	In aggregate of $750,000 US upon filing of an application for regulatory approval of OvaRex® MAb with the European Medicines Agency.
•	In aggregate of $750,000 US upon 60 days following granting of regulatory approval of OvaRex® MAb in France and the UK.
•	In aggregate of $2,500,000 US upon first commercial sale of OvaRex® MAb in France or the U.K., whichever is earlier.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

The territories covered by these agreements represent approximately 40% of the global ovarian cancer market. ViRexx believes this comprehensive agreement is an important step in the path toward the European commercialization of OvaRex® MAb. Sigma-Tau is a proven successful marketer of specialty pharmaceutical products in Europe and the U.S., as well as a highly respected manufacturer of pharmaceutical and biological products. In addition to accessing a strong commercialization partner in Sigma-Tau, Tecnogen’s manufacturing capabilities eliminate the need for ViRexx to make a significant capital expenditure on a stand alone manufacturing facility.

LIQUIDITY AND CAPITAL RESOURCES

	For third quarter ended		For year to date nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Cash provided for (used in):
Operating activities	$(2,274,293)	$(1,716,547)	$(6,720,015)	$(5,042,138)
Financing activities	(592)	2,000,268	12,158,807	4,019,797
Investment activities	(13,355)	(44,272)	(88,301)	(121,381)
Increase (decrease) in cash	(2,288,240)	239,449	5,350,491	(1,143,722)
Opening cash and cash equivalents	13,210,581	8,079,817	5,571,850	9,462,988
Ending cash and cash equivalents	$10,922,341	$8,319,266	$10,922,341	$8,319,266

The Company currently has no contributing cash flows from operations. Consequently relying on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, and investment income. No revenues from operations are expected until certain milestones and royalty payments from license and collaboration agreements have been earned or commercialization of a product candidate has occurred.

As at September 30, 2006 in respect to the Company’s cash and cash equivalents totalled $10,922,341 as compared with $8,319,266 at September 30, 2005. The Company’s net cash used in operating activities amounted to $2,274,293 for the third quarter ended and $6,720,015 year-to-date September 30, 2006 reflecting the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances.

On February 16, 2006 the Company completed a brokered private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.50 for a period of 2 years. The broker for the private placement received cash of $838,575 and 1,090,909 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.50 per share for a period of 2 years from the date of issuance. Legal expenses of $66,026 were also incurred in completing the private placement.

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years. The broker for the private placement received $40,000 cash as a commission.

The Company has employed cost savings alternatives as much as possible in order to manage its cash reserve and operating expenditures. Planned activities have been focused on advancing ViRexx’s lead product candidates while transforming its pipeline from the pre-clinical stage to a broader pipeline of clinical product candidates. Additional capital resources may be required depending on the progress of research and development programs along with the outcome of clinical trials and pre-clinical study results. Such capital resources could be derived through equity, debt financings, and/or achievement of milestone payments or collaborative arrangements with corporate partners from other sources. The Company’s ability to generate additional capital is subject to uncontrollable factors as outlined in the “Risks and Uncertainties” section of this document. If the Company has insufficient capital, its technology platforms or components thereof may have to be delayed, reduced or eliminated.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In continuing operations, the Company has periodically entered into long-term contractual arrangements for office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 - 3 years	> 3 years
Operating Lease obligations 1&2	$549,279	$125,057	$231,080	$193,142
Product candidates manufacturing obligations	442,675	442,675	-	-
Capital lease obligation	13,623	7,107	6,516	-
Total contractual obligations	$1,005,577	$574,839	$237,596	$193,142

Notes: 1) Lease on laboratory and offices of $109,263 per annum until May 31, 2007
          2) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2006, the Company has not had any material off-balance sheet arrangements other than those listed under the Contractual Obligations and Commitments described above and those disclosed in Notes 5 and 8 to the audited financial statements for the year ended December 31, 2005.

RISKS AND UNCERTAINTIES

The Company’s product candidates are at a development stage. As such, they have not been approved by regulatory authorities in any relevant jurisdiction and have not yet been marketed commercially. The Company’s future success will require efficacy and safety of its product candidates and regulatory approval for these product candidates. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement.

Due to the inherent uncertainties involved in development, regulatory review and approval processes, the anticipated completion dates, the cost of completing the research and development and the period in which material net cash inflows from these projects are expected to commence are not known or estimable. There are many risks and uncertainties associated with completing the development of unapproved product candidates. If these projects are not completed in a timely manner, regulatory approvals would be delayed and the Company’s operations, liquidity and financial position could suffer. Without regulatory approvals, the Company could not commercialize and sell these product candidates and, therefore, potential revenues and profits would be delayed or impossible to achieve.

The Company has no significant exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in foreign exchange rates.

ViRexx’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the stage of the Company’s growth in the biotechnology industry.

A detailed list of the risks and uncertainties affecting ViRexx can be found in the Company’s Annual Information Form. Additional information relating to ViRexx, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com , EDGAR www.sec.gov/edgar.shtml or at the Company’s web site at www.virexx.com.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

OUTLOOK

The Company is a research and development company, with a primary focus on the development and commercialization of its product candidates. The Company will continue to invest in operations until revenues are realized from commercialization of products. Net research and development costs are expected to continue to increase as the Company advances the development of its product candidates.

As of September 30, 2006, the Company had $10,922,341 in cash and cash equivalents and believes it has adequate financial resources to fund planned operations through the third quarter of 2007.

Over the longer term, the Company expects that it will require additional financing and as such, plans to raise funds through capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and the availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development or commence new areas of research and development.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The assumptions, judgments and estimates involved in the accounting for acquired intellectual property rights could potentially have a material impact on the Company’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with the December 31, 2005 consolidated financial statements.

ACQUIRED INTELLECTUAL PROPERTY

At September 30, 2006, the acquired intellectual property rights had a net carrying value of $28.0 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of certain monoclonal antibodies, including OvaRex® MAb, ViRexx’s lead product candidate in late stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over the patent’s estimated useful life of thirteen years. The Company has adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” which tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period when it is determined that the carrying amount of the assets may not be recoverable. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Three Months and Nine Months Ended September 30, 2006

FORWARD-LOOKING STATEMENTS

Except for historical information, this “Management Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect the Company’s intellectual property, dependence on its collaborative partner, additional long-term capital requirements and ViRexx’s stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

SUPPLEMENTAL INFORMATION

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Research and development costs	$1,643[1]	$1,514	$1,593	$1,471	$1,291	$1,120	$913	$961	$687	$5 $558	$454
Net Earnings (Loss)	(3,365)	(3,326)	(2,309)	(1,743)	(2,005)	(2,009)	(1,703)	(1,352)	(963)	(854)	(489)
Basic and diluted earnings (loss) per share	($0.05)	($0.05)	($0.04)	($0.02)	($0.04)	($0.04)	($0.03)	($0.04)	($0.04)	($0.03)	($0.03)
Weighted average number of common shares outstanding	70,343	70,281	63,842	55,827	55,557	55,052	53,745	25,268	27,006	27,006	15,600

Notes: 1) Research and development costs exclude IRAP government assistance.

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

taOutstanding Share Data	Sept. 30, 2006	Dec. 31, 2005	Sept. 30, 2005
ccCommon shares issued and outstanding	70,342,535	58,443,445	58,608,545
sSStock options outstanding	7,130,063	6,970,200	6,120,200
WWarrants outstanding	15,619,289	2,819,299	12,935,519

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of $28,600,454.